File No. 70-



                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.
                     ____________________________________________

                                       FORM U-1


                               APPLICATION-DECLARATION


                                        under


                                         the


                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                     ____________________________________________



     National Fuel Gas Company               National Fuel Gas Supply
     10 Lafayette Square                      Corporation
     Buffalo, New York  14203                10 Lafayette Square
                                             Buffalo, New York  14203

                      (Names of companies filing this statement
                    and addresses of principal executive offices)


                    _____________________________________________

                              NATIONAL FUEL GAS COMPANY

                       (Name of top registered holding company)
                    _____________________________________________



     Philip C. Ackerman                      William T. Baker, Jr., Esq.
     Senior Vice President                   Robert J. Reger, Jr., Esq.
     National Fuel Gas Company               Reid & Priest LLP
     10 Lafayette Square                     40 West 57th Street
     Buffalo, New York  14203                New York, New York  10019

                     (Names and addresses of agents for service)

     Item 1.   Description of Proposed Transactions.

          1.1  Introduction.  National Fuel Gas Company ("National"), a public-
               ------------
     utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), and National Fuel Gas Supply Corporation ("Supply"), a wholly-owned subsidiary of National, seek authority to participate in a joint venture ("Joint Venture") with one or more subsidiaries of Tennessee Gas Pipeline Company ("Tennessee"), a non-affiliate, to develop, construct, finance, own and operate (i) natural gas gathering facilities commencing at locations offshore to gather gas produced in the Green Canyon, Ewing Bank, Mississippi Canyon, Ship Shoal and South Timbalier areas located in the Outer Continental
     Shelf and terminating onshore in Louisiana ("Gathering Facilities") and (ii) natural gas processing facilities to be located at or near the terminus of the Gathering Facilities ("Processing Facilities"), and to engage in certain related transactions (collectively, the "Project").
     The aggregate cost of the Project is estimated to be approximately
     $200 million, including development, construction and related costs until commercial operation, currently scheduled to begin in the fourth calendar quarter of 1997. The cost of the Project will be shared by National and its affiliates, on the one hand, and Tennessee and its affiliates, on the other hand, as more fully described below in this
     Item 1.

          1.2  Background.  National, through its subsidiaries, is engaged in
               ----------
     all phases of the natural gas business: exploration, production, purchasing, gathering, transmission, storage, distribution and marketing.

     For the twelve months ended August 31, 1996, National had operating revenues of approximately $1.2 billion. As of August 31, 1996, National had consolidated assets of approximately $2.1 billion.

          As part of its business strategy, National is systematically seeking new ventures that will build upon the core competency of the National system as a provider of energy and energy services.

          1.3  Proposed Activities.  The Joint Venture will build, own and
               -------------------
     operate Gathering Facilities which will consist of a 24 inch wide and approximately 145 mile long offshore pipeline to gather natural gas from the Green Canyon, Ewing Bank, Mississippi Canyon, Ship Shoal, Grand Isle and South Timbalier areas of the Outer Continental Shelf. The Joint Venture will also build Processing Facilities consisting of a natural gas processing plant at the terminal end of the pipeline in LaFourche Parish, La., that can process 300 million cubic feet of gas per day ("MMcf/d").

          With a capacity of approximately 515 MMcf/d, the Gathering Faciliies will be able to access 3.4 trillion cubic feet of estimated reserves and will provide access to five onshore pipelines in South Louisiana, including Tennessee Gas Pipeline, Columbia Gulf, Koch Gateway, Louisiana Intrastate and Bridgeline. The Project has been under development for more than a year. It is anticipated that the addition of Supply and/or an affiliate as a partner will enhance the resources available to the Project as it nears the final stages of development. At the same time, the Project will represent a natural extension of National's existing gathering business in a growing area of the Gulf Coast.

          It is contemplated that Project activities would be conducted through one or more special purpose entities (collectively, the "Special Purpose Entities").<fn1> Interests in the Special Purpose Entities would be held 50% by a direct or indirect subsidiary of National (the "Affiliate"), and 50% by an affiliate of Tennessee (the "Tennessee Affiliate").<fn2>

          1.4  Financing of the Project.  [This section contains confidential
               -------------------------
     information which has been omitted, but filed separately with the Securities and Exchange Commission.]

          1.5  Financing by National System for Project.  [This section
               -----------------------------------------
     contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

          1.6  Management of the Project and Affiliate Transactions.  The
               -----------------------------------------------------
     Special Purpose Entities shall be managed by the Affiliate and Tennessee Affiliate with voting rights commensurate to their individual ownership interests. The Affiliate will have the right to nominate no more than two

     ------------------------

     1. The Special Purpose Entities, which will be formed for the sole purpose of engaging in Project activities, may be structured as special-purpose subsidiary or associate companies, partnerships, limited liability companies, joint ventures or other entities depending upon the legal and regulatory requirements of the particular activity.

     In the event that the Project is unable to proceed under the ownership structure described in this filing, Supply may proceed on the project on its own.

     2. It is contemplated that the Affiliate will be a new corporation, either formed by National or purchased from Tennessee.

     persons to provide support to the Special Purpose Entities to develop the Project from commercial, engineering, design and construction standpoints.

          In the future, Seneca Resources Corporation, a wholly-owned subsidiary of National currently engaged in the exploration for, and the development and purchase of, natural gas and oil reserves in the Gulf Coast of Texas and Louisiana, in California and in the Appalachian region of the United States, and other National system companies as well as Supply may contract to become a shipper on the Project.

          The Affiliate or the Special Purpose Entities may contract with associate companies in the National system which are not public-utility companies for goods or services. Contracts for services or goods from associate non-utility companies may be priced either at cost or at market-based rates.

          Pursuant to rule 16, Tennessee and all of its affiliates as well as the Special Purpose Entities will be exempt from all obligations, duties or liabilities imposed upon them by the Act as subsidiary companies or affiliates of a registered holding company. The transactions proposed herein are conditioned on the applicability of such exemption.

          National specifically undertakes that it will not seek recovery through higher rates to National system utility company customers to compensate it for any possible loss that it might sustain by reason of the proposed Project, or for any inadequate returns on such investment.


     Item 2.  Fees, Commissions and Expenses.

          The fees and expenses to be incurred by Applicants in connection with the transactions proposed are estimated not to exceed $13,000, including the SEC's $2,000 filing fee.


     Item 3.  Applicable Statutory Provisions.

          3.1  Authorization requested.  National and Supply seek authority to
               -----------------------
     participate in a joint venture and related transactions with affiliates to develop, construct, finance, own and operate the Project.

          3.2  General provisions.  The proposal herein is subject to sections
               ------------------
     6(a), 7, 9(a), 10, 11, 12(b) and 13 and rules 16, 45, 52, 54, 87, 90 and 91 thereunder. If, however, the Securities and Exchange Commission ("Commission") considers the proposed transactions to require any authorization, approval or exemption, under any section of the Act or rule or regulation other than those cited hereinabove, such authorization, approval or exemption is hereby requested.

          3.3  Analysis of Section 11 Issues.  National's proposed acquisition,
               -----------------------------
     through the Affiliate, of an interest in the Project constitutes the acquisition by a registered holding company of an interest in an "other business" under sections 9(a)(1) and 10 of the Act and the Gas Related Activities Act of 1990 ("GRAA"). The GRAA was intended to permit registered gas holding companies to compete on an equal footing with other gas companies in the development of new gas markets. To that end, the GRAA provides that the acquisition by a gas registered company "of any interest in any natural gas company or any company organized to participate in activities involving the transportation or storage of natural gas, shall be deemed, for purposes of section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operations of [the system's] gas utility companies."<fn3> The proposed gathering activities in this matter are thus deemed to satisfy the requirements of section 11(b)(1) pursuant to section 2(a) of the GRAA.

          The GRAA further provides that the acquisition by a gas registered holding company "of any interest in any company organized to participate in activities (other than those of a natural gas company or involving the transportation or storage of natural gas) related to the supply of natural gas, including exploration, development, production, marketing, manufacture, or other similar activities related to the supply of natural or manufactured gas shall be deemed, for purposes of section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of such gas utility companies, if --

               (1) the Commission determines, after notice and an opportunity for a hearing in which the company proposing the acquisition shall have the burden of proving, that such acquisition is in the interest of consumers of each gas utility company of such registered company or consumers of any other subsidiary of such registered company, and

               (2) the Commission determines that such acquisition will not be detrimental to the interest of consumers of any such gas utility

     ----------------

     3. Section 2(a) of the GRAA. For purposes of the GRAA, "natural gas company" means an individual or corporation engaged in the transportation of natural gas in interstate commerce or for the sale in interstate commerce of natural gas for resale.

          company or other subsidiary as to the proper functioning of the registered holding company system.<fn4>

     The Commission has recognized that, for purposes of section 2(b) of the GRAA, the term "consumers" is not limited to traditional utility consumers but refers instead to customers of any system company. See National Fuel
                                                             --- -------------
     Gas Co., Holding Co. Act Release No. 26181 (Dec. 6, 1994).  As a practical
     -------
     matter, benefits will inure in the first instance to the customers of the Special Purpose Entities. The experience gained from the Project will also contribute to the strength of the system as a whole. In addition, the proposed activities will encourage optimal use of system resources, allowing such resources to be deployed over larger market areas, and permitting greater utilization of system personnel. Further, the legislative history indicates that:

               Technical advances and expertise may also be developed through these activities that may benefit customers. Finally, there may exist assets that are either surplus to the needs of the system or that have developed in the normal course of system operations. Use of these assets to maximize their value is recognized as a benefit to customers only so long as the proposed activity does not create a detriment to system customers.

     In this matter, investors and not consumers will bear the risks that may be associated with these new ventures. Accordingly, the standards of section 2(b) are satisfied.


     Item 4. Regulatory Approval.

         No Federal regulatory authority, other than the Commission, has jurisdiction over the proposed transactions. There is pending before the

     ---------------

     4.  Section 2(b) of the GRAA.

     Federal Energy Regulatory Commission a Petition for Declaratory Order (Docket No. CP96-577-000) with respect to the non-jurisdictional status of the Project.

          In addition, various federal and state regulatory approvals are necessary with respect to construction projects resulting from these transactions.


     Item 5.   Procedure.

          It is presently expected that definitive documents forming the joint venture for the Project will be entered into on or before January 1, 1997. Applicants respectfully request, therefore, that the Commission issue an order approving the proposed transactions on or before December 31, 1996. In the event Commission approval is not obtained by that date, the applicants would use rule 16 to enter into the definitive documents.

          Applicants respectfully request that the Commission's order herein be entered pursuant to the provisions of rule 23. If a hearing is ordered, Applicants waive a recommended decision by a Hearing Officer, or any other responsible officer of the Commission, agree that the Division of Investment Management may assist in the preparation of the Commission decision and request that there be no waiting period between the issuance of the Commission's order and the date on which it becomes effective.

          It is also requested that rule 24 Certificates of Notification be filed within 45 days after the end of each quarterly calendar period to report to the Commission with respect to transactions authorized pursuant to this filing. Such certificates shall contain a balance sheet of the Affiliate as of the end of such period, and a statement of income and expenses of the Affiliate for the period.

          The Rule 24 certificates will also contain a summary of services or goods provided by associate companies of National to the Affiliate or the Special Purpose Entities. This summary will detail the services or goods provided, identify the company providing the same, the total full-time equivalent employees involved in such service activities during the reporting period, the charge for such service or goods and the method of calculating such charge (cost or market).

           It is also requested by Applicants that they be permitted to file rule 24 Certificates of Notification on a similar quarterly calendar period basis in File Nos. 70-8729, 70-8541 and 70-8251. These rule 24 Certificates, as appropriate, would report short-term loans and long-term loans incurred by the Affiliate relating to the Project and credit support mechanisms entered into on behalf of the Affiliate or the Special Purpose Entities or by the Affiliate on behalf of the Special Purpose Entities.


     Item 6.  Exhibits and Financial Statements

           The following exhibits and financial statements are made a part of this Application-Declaration:

                 (a)   Exhibits

                       A-1 Certificate of Incorporation of the Affiliate (To be furnished by amendment)

                       A-2 Bylaws of the Affiliate (To be furnished by amendment)

                       A-3 Memorandum of Understanding. CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 104(b).

                       A-4 Forms of definitive documents relating to the creation of the joint venture for the Project. (To be furnished by Amendment.) CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 104(b).

                       F-1   Opinion of counsel (To be furnished by Amendment).

                       G-1 Proposed form of public notice (Designated as Exhibit EX-99 for EDGAR purposes).

                 (b)   Financial Statements

                       S-1 National Fuel Gas Company Pro Forma Consolidated Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1996, Pro Forma Consolidated Balance Sheet at August 31, 1996 and Pro Forma Adjusting Entries. CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 104(b).

                       S-2 National Fuel Gas Company Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1996, Pro Forma Balance Sheet at August 31, 1996 and Pro Forma Adjusting Entries. CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 104(b).

                       S-3 National Fuel Gas Supply Corporation Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1996, Pro Forma Balance Sheet at August 31, 1996 and Pro Forma Adjusting Entries. CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 104(b).

                       S-4 Special Purpose Entity Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1996, Pro Forma Balance Sheet at August 31, 1996 and Pro Forma Adjusting Entries. CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 104(b).

                       S-5   Notes to Financial Statements.   CONFIDENTIAL
                             TREATMENT REQUESTED PURSUANT TO RULE 104(b).


     Item 7.  Information as to Environmental Effects

           The proposed transactions outlined herein involve no major action which will significantly adversely affect the quality of the environment.

           No Federal agency has prepared or is preparing an environmental impact statement with respect to the matters contemplated in this Application-Declaration.

                                      SIGNATURES

                 Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                 NATIONAL FUEL GAS COMPANY

                 By  /s/ Joseph P. Pawlowski
                    -----------------------------
                    Joseph P. Pawlowski
                    Treasurer


                 NATIONAL FUEL GAS SUPPLY
                   CORPORATION

                 By  /s/ Richard Hare
                    -----------------------------
                    Richard Hare
                    President


     DATED:  November 15, 1996


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

                                    EXHIBIT INDEX


                    Exhibit             Description
                    -------             -----------

                    (a)  Exhibits

                         A-3            Memorandum of Understanding.
                                        CONFIDENTIAL TREATMENT REQUESTED
                                        PURSUANT TO RULE 104(b).

                         G-1 Proposed form of public notice (Designated as Exhibit EX-99 for EDGAR purposes).

                    (b)  Financial Statements

                         S-1 National Fuel Gas Company Pro Forma Consolidated Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1996, Pro Forma Consolidated Balance Sheet at
                                        August 31, 1996 and Pro Forma
                                        Adjusting Entries.  CONFIDENTIAL
                                        TREATMENT REQUESTED PURSUANT TO
                                        RULE 104(b).

                         S-2 National Fuel Gas Company Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1996, Pro Forma Balance Sheet at August 31, 1996 and Pro Forma
                                        Adjusting Entries.  CONFIDENTIAL
                                        TREATMENT REQUESTED PURSUANT TO
                                        RULE 104(b).

                         S-3            National Fuel Gas Supply
                                        Corporation Pro Forma Statement of
                                        Income and Earnings Reinvested in
                                        the Business for the twelve months
                                        ended August 31, 1996, Pro Forma
                                        Balance Sheet at August 31, 1996
                                        and Pro Forma Adjusting Entries.
                                        CONFIDENTIAL TREATMENT REQUESTED
                                        PURSUANT TO RULE 104(b).

                         S-4 Special Purpose Entity Balance Sheet at August 31, 1996.
                                        CONFIDENTIAL TREATMENT REQUESTED
                                        PURSUANT TO RULE 104(b).

                         S-5            Notes to Financial Statements.
                                        CONFIDENTIAL TREATMENT REQUESTED
                                        PURSUANT TO RULE 104(b).